UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA

Innovative technology solutions for sustainability

Abengoa Updates the Plan to Further Optimize its Financial Structure

December 11th, 2014.- Abengoa, S.A. (“Abengoa”, MCE: ABG.B/P SM /NASDAQ: ABGB), the international company that applies innovative technology solutions for sustainability in the energy and environment sectors, updates the plan to further improve its financial structure through three main initiatives:

1.         Abengoa intends to reduce its stake in Abengoa Yield (NASDAQ: ABY) to no less than 51% of the current capital of Abengoa Yield, subject to market conditions. The ROFO agreement between the two companies has been reinforced and the corporate governance of Abengoa Yield will be reviewed to strengthen the role of the independent directors.

2.         Accelerate the sale of assets to Abengoa Yield through a second sale, currently under negotiation, and a third sale already under discussion. These two asset sales could represent an equity purchase price of approximately $170 million to $200 million.

3.         Continue to develop the Abengoa Greenfield strategy through the creation of a joint venture with external equity partners that will invest in a portfolio of contracted assets under construction as well as in new contracted assets under development. This will allow Abengoa to meet its target of sharing with strong partners the investment phase, reinforcing the asset light model. Abengoa will update on the progress of the Greenfield company during the Q4 earnings call if not earlier.

Manuel Sánchez, CEO of Abengoa has said: “we keep working to strengthen the financial model of our company in order to secure the success of Abengoa in the high growth markets around the globe. We want to have a more independent ABY, while at the same time benefitting even more from Abengoa’s sponsorship. Additionally, we want to bring to Greenfield a selected group of world class equity partners to continue the 20 years of outstanding track record deploying key power and water infrastructure projects in strategic geographies”.

About Abengoa

Abengoa (MCE: ABG.B/P SM /NASDAQ: ABGB) applies innovative technology solutions for sustainability in the energy and environment sectors, generating electricity from renewable resources, converting biomass into biofuels and producing drinking water from sea water. (www.abengoa.com)

Communication Department:	Investor relations:
Patricia Malo de Molina Meléndez.	Bárbara Zubiría Furest.
Tel: +34 954 93 71 11	Tel: +34 954 93 71 11
E-mail: communication@abengoa.com	E-mail: ir@abengoa.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: December 11, 2014	By:	/s/ Daniel Alaminos Echarri
Name: Daniel Alaminos Echarri
Title: General Secretary